Exhibit 3.1

FIRST AMENDMENT TO THE BYLAWS OF

M2i GLOBAL, INC. (Formerly Inky)

Pursuant to Article X of the Bylaws of M2i Global, Inc., a Nevada corporation (the “Company”) and §78.120 of the Nevada Revised Statutes (the “NRS”) of the State of Nevada, on the date hereof, Article IX of the Bylaws of the Company (as amended, the “Bylaws”), are hereby amended as follows:

Article IX of the Bylaws is hereby deleted in its entirety and replaced with the following Bylaw:

“ARTICLE IX

Fiscal Year

The fiscal year of the Corporation shall begin on the first day of January and end on the last day of December in each year.”

IN WITNESS WHEREOF, this Amendment to the Bylaws of M2i Global, Inc. is executed on March 31, 2026.

/s/ Alberto Rosende
Name:	Alberto Rosende
Title:	Chief Executive Officer (Principal Executive Officer)